UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

First Savings Financial Group, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

33621E109
(CUSIP Number)

December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x]  Rule 13d-1(b)

[  ]  Rule 13d-1(c)

[  ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934  (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 33621E109

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). First Savings Bank Profit Sharing/401(k) Plan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) □ (b) □
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Indiana
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 124,870
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 124,870
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 124,870
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES □ (SEE INSTRUCTIONS)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2% of 2,414,940 shares of Common Stock outstanding as of December 31, 2009.
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) EP

Page 2 of 7 Pages

FIRST SAVINGS BANK PROFIT SHARING/401(K) PLAN

SCHEDULE 13G

Item 1.

(a)	Name of Issuer:

First Savings Financial Group, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

501 East Lewis & Clark Parkway
Clarksville, Indiana  47129

Item 2.

(a)	Name of Person Filing:

First Savings Bank Profit Sharing/401(k) Plan

(b)	Address of Principal Business Office or, if none, Residence:

501 East Lewis & Clark Parkway
Clarksville, Indiana  47129

(c)	Citizenship:

See Page 2, Item 4.

(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share

(e)	CUSIP Number:

See Page 1.

Page 3 of 7 Pages

Item 3.	If this statement is filed pursuant to Section 240.13d-1(b) or Section 240.13d-2(b) or (c), check whether the person filing is a:

(f) [x]	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See Page 2, Item 9.

(b)	Percent of class: See Page 2, Item 11.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:
See Page 2, Item 5.

(ii)	Shared power to vote or to direct the vote:
See Page 2, Item 6.

(iii)	Sole power to dispose or to direct the disposition of:
See Page 2, Item 7.

(iv)	Shared power to dispose or to direct the disposition of:
See Page 2, Item 8.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Participants in the First Savings Bank Profit Sharing/401(k) Plan (the “401(k) Plan”) have the right to direct the investment and disposition of the funds held in their plan accounts into and out of First Savings Financial Group, Inc.’s (the “Company”) common stock through the First Savings Financial Group Stock Fund (the “Stock Fund”) offered under the plan. Vested participants also have the right upon termination, pursuant to the terms of the plan, to elect an in-kind distribution of the Company’s common stock to the extent of their holdings in the Stock Fund. Accordingly, any dividends on the Company’s common stock and the proceeds from the sale of the Company’s commons tock are credited to participants who have elected to invest in and/or dispose of such common stock.

Page 4 of 7 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

This Schedule 13G is being filed on behalf of the First Savings Bank Profit Sharing/401(k) Plan identified in Item 2(a), which is filing under the Item 3(f) classification.  Exhibit A contains a disclosure of the voting and dispositive powers over shares of the issuer held by the trustees of the Stock Fund.  Each trustee set forth in Exhibit A, although filing under the Item 3(f) classification because of their relationship to the 401(k) Plan, disclaims that he/she is acting in concert with, or is a member of a group consisting of, the other Stock Fund trustees.

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 5 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2010

Date

/s/ John P. Lawson, Jr.

Signature

John P. Lawson, Jr.
Trustee

Name/Title

/s/ Larry W. Myers

Signature

Larry W. Myers
Trustee

Name/Title

Page 6 of 7 Pages

Exhibit A

Shares of common stock of the issuer are held in trust for the benefit of participating employees by the Stock Fund Trustees.  By the terms of the 401(k) Plan, the Stock Fund Trustees vote stock allocated to participant accounts as directed by participants.  Common stock held by the Stock Fund, but not yet allocated or as to which participants have not made timely voting directions, is voted by the Stock Fund Trustee (pursuant to its fiduciary responsibilities under Section 404 of the Employee Retirement Income Security Act of 1974, as amended).  Investment direction is exercised by the Stock Fund Trustee (pursuant to its fiduciary responsibilities under Section 404 of the Employee Retirement Income Security Act of 1974, as amended).

The Stock Fund Trustees and their beneficial ownership of shares of common stock of the issuer exclusive of responsibilities as a Stock Fund Trustee or Stock Fund sponsor, as the case may be, are as follows (such ownership being disregarded in reporting the 401(k) Plan’s ownership within this Schedule 13G).

	Direct Beneficial	Beneficial Ownership
Name	Ownership	As 401(K) Participant

John P. Lawson, Jr.	704	14,144

Gregory A. McMurry	1,972	5,858

Larry W. Myers	21,005	40,852

The Stock Fund Trustees expressly disclaim beneficial ownership of any shares held in the Stock Fund in which such person does not have a direct pecuniary interest.  The Stock Fund Trustees disclaim that he/she is acting in concert with, or is a member of a group consisting of, the other trustees of the Stock Fund.

Page 7 of 7 Pages